05035883

VF3205

D STATES
:CHANGE COMMISSION
ın, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43243

FEB 28 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richter, Larry Lee DBA Financial Advantage Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Lazy Bluff
(No. and Street)

San Antonio (City) TX (State) 78216-1617 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry Richter 1-210-490-8877 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcus Fairall Bristol + Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

6090 Surety Drive, Suite 100 (Address) El Paso (City) TX (State) 79905 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Larry Lee Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richter, Larry Lee DBA Financial Advantage Company, as of 31 December 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Registered Principal

Title

Notary Public

DIANA M. ALEMAN
Notary Public
State of Texas
My Comm. Exp. 12-27-2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY

Table of Contents

MARCUS,
FAIRALL,
BRISTOL + CO., L.L.P.

INDEPENDENT AUDITOR'S REPORT

To Richter, Larry Lee
dba: Financial Advantage Company

We have audited the accompanying statements of financial condition of Richter, Larry Lee, dba: Financial Advantage Company, (a proprietorship) as of December 31, 2004 and 2003 and the related statement of income, changes in proprietor's capital and cash flows for the years then ended. These financial statements are the responsibility of the proprietor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richter, Larry Lee, dba: The Financial Advantage Company, as of December 31, 2004 and 2003, and the results of the operations and the cash flows for the years then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supporting information included in the report (shown on page 13) is presented for the purposes of additional analysis and are not a required part of the basic financial statements of Richter, Larry Lee, dba: Financial Advantage Company. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

In accordance with SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3 for internal control structure, we have also issued a report dated February 19, 2005, on our consideration of The Financial Advantage Company's internal controls.

Marcus, Fairall, Bristol + Co. LLP

El Paso, Texas

February 19, 2005

A Firm of Certified Public Accountants
6090 Surety Drive, Suite 100 • El Paso, TX 79905 • (915) 775-1040
Facsimile:(915) 775-1849

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS

		2004		2003
Cash/Cash Equivalents				
Cash in Bank	$	38,001	$	25,402
Money Market Account (Note 3)		8,742		8,506
Total Cash/Cash Equivalents		46,743		33,908
Property, Furniture and Equipment				
Net of Accumulated Depreciation (Note 4)		6,910		7,343
Other Assets				
Supplies Inventory (Note 5)		300		300
TOTAL ASSETS	$	53,953	$	41,551

LIABILITIES AND PROPRIETOR'S CAPITAL

		2004		2003
Payroll Taxes Payable	$	598	$	598
Other Payable (Note 3)		4,480		4,480
Proprietor's Capital		48,875		36,473
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$	53,953	$	41,551

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF INCOME FOR THE YEARS ENDED
DECEMBER 31,

REVENUES		2004		2003
Commissions:				
Insurance and Timing Commissions	$	130,242	$	122,689
Securities Commissions		26,642		53,861
Other Revenue		371		471
TOTAL REVENUES	$	157,255	$	177,021
EXPENSES				
Salaries		30,000		30,000
Depreciation		433		5,457
Other Expenses (Schedule 1)		42,890		53,031
TOTAL EXPENSES		73,323		88,488
NET OPERATING INCOME	$	83,932	$	88,533
OTHER INCOME				
Prior Year Regulatory Refund	$	2,913	$	
NET INCOME	$	86,845	$	88,533

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF CHANGES IN PROPRIETOR'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
BEGINNING BALANCE	$ 36,473	$ 37,757
Add:		
Net Income	86,845	88,533
	123,318	126,290
Deduct:		
Withdrawals	74,443	89,817
ENDING BALANCE	$ 48,875	$ 36,473

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
Cash Flows from Operating Activities		
Net Income	$ 86,845	$ 88,533
Adjustments to Net Income:		
Depreciation	433	5,457
(Decrease) in Payroll Taxes Payable	-0-	(29)
Increase in Other Payable	-0-	4,480
Net Cash Provided by Operating Activities	87,278	98,441
Cash Flows from Investing Activities		
Equipment Purchased	-0-	(1,603)
Cash Used by Investing Activities	-0-	(1,603)
Cash Flows from Financing Activities		
Cash Paid to Proprietor	(74,443)	(89,817)
Net Cash Used by Financing Activities	(74,443)	(89,817)
Net Increase in Cash	12,835	7,021
Cash and Cash Equivalents at Beginning of Year	33,908	26,887
Cash and Cash Equivalents at End of Year	$ 46,743	$ 33,908

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
COMPUTATION OF NET CAPITAL
DECEMBER 31,

		2004		2003
Total Proprietor's Capital from Statement of Financial Condition	$	48,875	$	36,473
Deduct Non-Allowable Assets		8,396		8,789
Net Capital before Haircuts on Security Positions		40,479		27,684
Haircuts on Securities – Other		145		141
NET CAPITAL	$	40,334	$	27,825

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31,

		2004		2003
Minimum Dollar Net Capital Requirements of Reporting Broker or Dealer (Note 6)	$	5,000	$	5,000
Excess of Net Capital				
Net Capital	$	40,334	$	27,825
Less: Minimum Dollar Requirement Excess Net Capital		5,000		5,000
EXCESS NET CAPITAL	$	35,334	$	22,825
EXCESS NET CAPITAL AT 100%	$	40,334	$	27,825

NOTE: Other than the $4,480 penalty disclosed in Footnote 3, there was no material differences between the computation above and the unaudited Part 11A focus report submitted for the year ending December 31, 2003. Depreciation expense in the amount of $3,587 was reversed, which increased net income for the year ending December 31, 2004.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
SCHEDULE FOR AGGREGATE INDEBTEDNESS COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

SEE NOTE 2

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS:

The proprietor was licensed as a NASD broker-dealer on March 5, 1991.

This summary of significant accompanying policies of Richter, Larry Lee dba Financial Advantage Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of the owner, who is responsible for their integrity and objectivity.

ACCOUNTING BASIS:

The books and records of the Company are kept on the accrual basis for financial reporting and income tax purposes.

PROPERTY, FURNITURE AND EQUIPMENT:

Property and equipment are stated at cost. Betterments and major renewals are capitalized and included in the property and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense.

REVENUE RECOGNITION:

Revenue is recognized as insurance and security commissions are received. Timing fees are recognized when the service is rendered. This is a consulting service performed by Mr. Richter.

INCOME TAXES:

The proprietorship is not a taxpaying entity for purposes of federal income taxes, and thus no income taxes have been recorded in the statements. Income from the proprietorship is combined with the income and expenses of the proprietor from other sources and reported in the proprietor's individual federal income tax returns. The proprietor customarily makes estimated tax payments toward his personal income tax liability from his personal bank account.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUPPLEMENTAL INFORMATION IN ACCORDANCE WITH ERG 17A-5 OF THE REGULATIONS UNDER SECURDITY EXCHANGE ACT OF 1934:

Richter, Larry Lee, dba Financial Advantage Company does not receive, acquire, or hold funds or securities for customers or margin for customers and therefore the provisions of rule 15C 3-3 are not applicable to Financial Advantage Company. Therefore, an independent review of the Company's treatment of such transactions is not required.

NOTE 3 – CONTINGENCIES

There was an administrative investigation being conducted by the Department of Insurance for the State of California to determine whether action should be taken by the California Commissioner to suspend or revoke Mr. Richter's licensing rights issued by the California Commissioner of Insurance. This is an administrative proceeding that has been pending since October 22, 2003. It is not believed that this investigation would result in any liability or losses to Larry Richter or the Financial Advantage Company.

As previously disclosed, an administrative proceeding was initiated by the Commissioner of Securities of the Secretary of State of Georgia that resulted in a civil penalty of $4,480 that was imposed against Larry Richter. The imposition of the civil penalty is being challenged by Mr. Richter in a legal proceeding that is still pending and has not yet been finally determined. In the event that Mr. Richter's appeal of the administrative penalty is unsuccessful, the maximum potential liability is $4,480, which has been accrued in the financial statements.

The money market account was transferred into a variable annuity on November 16, 2000, with an additional $1,000. The value of the annuity on the last business day of December 2004 and 2003, were $8,742 and $8,506, respectively, which was confirmed. The primary beneficiary of the annuity is The Financial Advantage Company. The following hair cut requirements and non-allowable cost percentages for variable annuities in the computation of net capital are as follows:

2% required haircut after non-allowable cost	$	145
non-allowable cost:		
7% contingent deferred sales charge	$	612
10% premature withdrawal penalty	$	874

The non-allowable costs amounted to $1,486 at December 31, 2004 and $1,446 at December 31, 2003.

NOTE 4 - PROPERTY, FURNITURE AND EQUIPMENT

Property, furniture and equipment consists of the following:

	Cost	Accumulated Depreciation	Estimated Useful Life
Office Furniture	$ 4,107	$ 4,107	10 Yr.
Office Equipment	22,233	21,047	5 - 7 Yr.
Office Improvements	4,184	460	39 Yr.
Automobile	21,314	21,314	5 Yr.
Professional Books	2,000	-0-	
Total	$ 53,838	$ 46,928	

Depreciation charges to income was $433 for the year ended December 31, 2004, and $5,457 for the year ended December 31, 2003.

NOTE 5 - SUPPLIES INVENTORY

Supplies inventory is carried at cost.

NOTE 6 - EXCEPTIVE PROVISION UNDER RULE 15C 3-3

Under the exceptive provision of rule 15C 3-3 (K)(1)(ii) the Company's capital category has an exception of $5,000 for the year-ended December 31, 2004. There were no material inadequacies.

NOTE 7 – SUBSEQUENT EVENTS

The Supreme Court of the State of Georgia has entered a ruling adverse to Mr. Richter and his appeal of the administrative penalty was unsuccessful. The maximum liability on the matter is $4,480.

There has been an agreement on behalf of Mr. Richter to sign a stipulation and waiver, which places his California Insurance License in an inactive status until the Georgia Supreme Court renders a decision. Despite of the Georgia ruling, it is still believed that the investigation will not result in any liability.

SUPPORTING SCHEDULE

RICHTER, LARRY LEE
dba FINANCIAL ADVANTAGE COMPANY
OTHER EXPENSES
DECEMBER 31,

	2004	2003
Advertising	$ 2,084	$ 1,089
Audit Fees	1,500	1,500
Dues and Publications	1,246	1,763
Printing	176	743
Insurance	8,504	7,943
Computer Expense	773	-0-
Supply Expense	2,969	3,502
Payroll Taxes	2,296	2,302
Education Expense	1,162	-0-
Meals and Entertainment	7	-0-
Telephone Expense	2,464	1,804
License and Fees	1,710	6,507
Gift Expense	218	269
Postage	2,171	3,143
Repairs	606	460
Travel	4,339	4,385
Freight	452	732
Miscellaneous	723	149
Administrative Service Fees	102	98
Contract Labor	835	-0-
Legal Fees	7,253	10,688
Liability Insurance	1,300	1,361
Equipment Rental	-0-	113
Penalties	-0-	4,480
	$ 42,890	$ 53,031

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

MARCUS,
FAIRALL,
BRISTOL + CO., L.L.P.

Larry L. Richter
Richer, Larry Lee DBA Financial Advantage Company

In planning and performing our audit of the statement of financial condition and supplemental schedules of Richter, Larry Lee DBA Financial Advantage Company, for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in accordance with generally accepted accounting principles accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Marcus, Fairall, Bristol + Co. LLP

Marcus, Fairall, Bristol + Co., L.L.P.
El Paso, Texas
February 19, 2005